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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of	May 2008

ZENA CAPITAL CORP.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

(Address of Principal Executive Office)

1.  Press Release, dated 5/12/2008

    Material Change Report, dated 5/12/2008

2.  Press Release, dated 6/17/2008

    Material Change Report, dated 6/17/2008

3.  Interim Financial Statements: Three Months Ended 3/31/2008

    Form 52-109F2: CEO Certification of Interim Filings

    Form 52-109F2: CFO Certification of Interim Filings

    Interim Financial Statements: Management’s Discussion/Analysis

4.  Notice of Meeting

    Management’s Information Circular, dated May 19, 2008

    Form of Proxy

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (5-2008)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.

1

ZENA CAPITAL CORP.

604-750 West Pender Street

Vancouver, BC V6C 2T7

Telephone: (604) 689-0188 / Facsimile: (604) 689-9773

May 12, 2008

Zena Capital Corp. (TSX - ZCC) (“Zena” or “the Company”) is pleased to announce the following:

Private Placement Amendment and Director Appointment

Further to the Company's private placement announcement on April 18, 2008, the Company announces that it has increased its offering to raise the aggregate proceeds to $2,954,900, comprised of $2,365,000 raised through the offering of 5,500,000 units at $0.43 per unit ("Unit"), $276,000 raised through the offering of 600,000 units at $0.46 per unit and $313,900 raised through the offering of 730,000 common shares in the capital of the Company at $0.43 per common share.  Each Unit consists of one common share in the capital of the Company and one share purchase warrant.  Each warrant is exercisable into one common share in the capital of the Company for two years from the date of issuance of the units at $0.75 per share.  The proceeds of the private placement will be allocated for general working capital requirements. The shares and any additional shares to be issued on exercise of the warrants are subject to a hold period of four months and one day from the date of issuance of the shares and warrants. Finders' fees may be payable up to the maximum allowable amount under the rules of the TSX Venture Exchange in cash, shares or a combination of both.

The Company wishes to announce that Alan Crawford has resigned as Director of the Company.  The Company would like to thank Mr. Crawford for his several years of service to the Company and the Board of Directors.  Mr. Munir Ali has been appointed to act as Director to fill the vacancy.

Zena Capital Corp.

"Kevin Hanson"

Kevin Hanson, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

2

Form 51-102F3

Material Change Report

1.

Name and Address of Company

Zena Capital Corp.

Suite 604, 750 West Pender Street

Vancouver, B.C.  V6C 2T7

(604) 689-0188

2.

Date of Material Change

May 12, 2008

3.

News Release

May 12, 2008

4.

Summary of Material Change

Please see the attached news release.

5.1

Full Description of Material Change

Please see the attached news release.

5.2

Disclosure for Restructuring Transactions

Not Applicable

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

Kevin Hanson, Director who may be contacted at the address and phone number listed in Item 1.

9.

Date of Report

May 12, 2008

3

4

Form 51-102F3

Material Change Report

1.

Name and Address of Company

Zena Capital Corp.

Suite 604, 750 West Pender Street

Vancouver, B.C.  V6C 2T7

(604) 689-0188

2.

Date of Material Change

June 17, 2008

3.

News Release

June 17, 2008

4.

Summary of Material Change

Please see the attached news release.

5.1

Full Description of Material Change

Please see the attached news release.

5.3

Disclosure for Restructuring Transactions

Not Applicable

10.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

11.

Omitted Information

Not applicable.

12.

Executive Officer

Kevin Hanson, Director who may be contacted at the address and phone number listed in Item 1.

13.

Date of Report

June 17, 2008

5

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE QUARTERS ENDED MARCH 31, 2008 AND 2007 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION’S AUDITORS.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

March 31, 2008 and December 31, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	March 31,	December 31,
ASSETS	2008	2007

Current
Cash – Note 3	$ 10,584	$ 15,760
GST receivable	4,327	11,497
Prepaid expense	4,050	-

	18,961	27,257
Mineral property – Notes 2, 6 and Schedule 1	511,135	508,686

	$ 530,096	$ 535,943

LIABILITIES

Current
Accounts payable – Note 6	$ 426,755	$ 390,072
Promissory notes – Note 4	200,000	200,000

	626,755	590,072

SHAREHOLDERS’ DEFICIENCY

Share Capital – Note 5	740,784	740,784

Contributed surplus	21,450	21,450

Deficit accumulated during the exploration stage	(858,893)	(816,363)

	(96,659)	(54,129)

	$ 530,096	$ 535,943

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the three months ended March 31, 2008 and 2007 and

for the period February 8, 2000 (Date of Inception) to March 31, 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

			February 8,
			2000 (Date of
			Inception)
	Three months ended		to
	March 31,		March 31,
	2008	2007	2008

Administrative expenses
Accounting and audit fees – Note 6	$ 9,150	$ 6,650	$ 142,861
Consulting – Note 6	18,000	18,000	276,122
Filing fees	1,350	3,767	68,100
Interest and bank charges – Note 6	7,535	3,748	52,200
Investor relations costs	833	264	14,909
Legal fees	-	1,506	106,306
Office and miscellaneous – Note 6	2,250	2,250	73,206
Printing	-	-	6,144
Rent – Note 6	2,250	2,250	71,946
Sponsorship costs	-	-	22,250
Transfer agent	1,392	-	41,387
Travel – Note 6	-	-	14,197

Loss before other items	(42,760)	(38,435)	(889,628)

Other items
Interest income	230	7	30,065
Property investigation costs	-	-	(5,680)
Write-down of promissory note	-	-	(6,000)
Stock-based compensation	-	-	(23,250)

Loss for the period before income tax provision	(42,530)	(38,428)	(894,493)

Recovery of future income tax asset	-	-	35,600

Net loss for the period	(42,530)	(38,428)	(858,893)

Deficit, beginning of period	(816,363)	(633,490)	-

Deficit, end of period	$ (858,893)	$ (671,918)	$ (858,893)

Basic and diluted loss per share	$ (0.00)	$ (0.00)

Weighted average number of shares outstanding	16,863,604	16,863,604

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three months ended March 31, 2008 and 2007 and

for the period February 8, 2000 (Date of Inception) to March 31, 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

			February 8,
			2000 (Date of
			Inception)
	Three months ended		to
	March 31,		March 31,
	2008	2007	2008

Operating Activities
Net loss for the period	$ (42,530)	$ (38,428)	$ (858,893)
Non-cash transactions:
Write-down of promissory note	-	-	6,000
Stock-based compensation	-	-	23,250
Recovery of future income tax asset	-	-	(35,600)
Changes in non-cash working capital items related to operations:
GST receivable	7,170	3,757	(4,327)
Due to related party	-	1,400	-
Prepaid expenses	(4,050)	(3,525)	(4,050)
Accounts payable	36,683	37,160	426,755

Cash used in operating activities	(2,727)	364	(446,865)

Investing Activities
Promissory note receivable	-	-	(6,000)
Mineral property costs	(2,449)	-	(511,135)

Cash used in investing activities	(2,449)	-	(517,135)

Financing Activities
Shares issued for cash	-	-	674,584
Convertible debenture	-	-	100,000
Promissory notes		-	200,000

Cash provided by financing activities	-	-	974,584

Increase (decrease) in cash during the period	(5,176)	364	10,584

Cash, beginning of period	15,760	11,861	-

Cash, end of the period	$ 10,584	$ 12,225	$ 10,584

…/Cont’d

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP. Continued

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three months ended March 31, 2008 and 2007 and

for the period February 8, 2000 (Date of Inception) to March 31, 2008

 (Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

February 8,
2000 (Date of
Inception)
	Three months ended		to
	March 31,		March 31,
	2008	2007	2008

Cash represented by:
Cash	$ 6,306	$ 8,071	$ 6,306
Funds held in trust	4,278	4,154	4,278

	$ 10,584	$ 12,225	$ 10,584

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to March 31, 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					Deficit
					Accumulated
	Common Stock		Common		During the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Balance, February 8, 2000	-	$ -	$ -	$ -	$ -	$ -
Cash received on share subscriptions – at $0.025	6,750,000	168,750	-	-	-	168,750
Net loss for the period	-	-	-	-	(674)	(674)

Balance, December 31, 2000	6,750,000	168,750	-	-	(674)	168,076

Shares issued for cash
Pursuant to an initial public offering – at $0.05	4,050,000	202,500	-	-	-	202,500
Less: finance charges	-	(53,666)	-	-	-	(53,666)
Pursuant to the exercise of agent’s share purchase options – at $0.05	202,500	10,125	-	-	-	10,125
Net loss for the year	-	-	-	-	(28,217)	(28,217)

Balance, December 31, 2001	11,002,500	327,709	-	-	(28,891)	298,818

Net loss for the year	-	-	-	-	(54,014)	(54,014)

Balance, December 31, 2002	11,002,000	327,709	-	-	(82,905)	244,804

…/cont’d

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP. Continued

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to March 31, 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					Deficit
					Accumulated
	Common Stock		Common		During the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Shares subscribed for cash	-	-	100,000	-		100,000
Net loss for the year	-	-		-	(75,927)	(75,927)

Balance, December 31, 2003	11,002,500	327,709	100,000	-	(158,832)	268,877

Shares issued for cash
Pursuant to a private placement – at $0.075	3,999,999	300,000	(100,000)	-	-	200,000
Recovery of future income tax asset	-	(35,600)	-	-	-	(35,600)
Fair market value of stock-based compensation	-	-	-	21,351	-	21,351
Net loss for the year	-	-	-	-	(106,421)	(106,421)

Balance, December 31, 2004	15,002,499	592,109	-	21,351	(265,253)	348,207
Fair market value of stock-based compensation	-	-	-	1,899	-	1,899
Net loss for the year	-	-	-	-	(193,598)	(193,598)

Balance, December 31, 2005	15,002,499	592,109	-	23,250	(458,851)	156,508

…/cont’d

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP. Continued

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to March 31, 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					Deficit
					Accumulated
	Common Stock		Common		During the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Shares issued for cash
On exercise of share purchase options – at $0.05	817,500	40,875	-	-	-	40,875
– at $0.10	60,000	6,000	-	-	-	6,000
Shares issued on conversion of debentures – at $0.1017	983,605	100,000	-	-	-	100,000
Transfer from contributed surplus	-	1,800	-	(1,800)	-	-
Net loss for the year	-	-	-	-	(174,639)	(174,639)

Balance, December 31, 2006	16,863,604	740,784	-	21,450	(633,490)	128,744
Net loss for the year	-	-	-	-	(182,873)	(182,873)

Balance, December 31, 2007	16,863,604	740,784	-	21,450	(816,363)	(54,129)
Net loss for the period	-	-	-	-	(42,530)	(42,530)

Balance, March 31, 2008	16,863,604	$ 740,784	$ -	$ 21,450	$ (858,893)	$ (96,659)

* The number of issued shares has been retroactively restated for a three for one forward split on August 16, 2006.

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP. Schedule 1

(An Exploration Stage Company)

INTERIM SCHEDULE OF ACQUISITON AND DEFERRED EXPLORATION COSTS

for the three months ended March 31, 2008 and

for the year ended December 31, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Balance at	Balance at		Balance at
	December 31,	December 31,		March 31,
	2006	Additions	2007	Additions	2008

Acquisition costs
Option and acquisition payments	$ 30,000	$ -	$ 30,000	$ -	$ 30,000
Legal and related fees	24,686	1,506	26,192	-	26,192
Advance royalty payments	16,000	4,000	20,000	-	20,000

Balance, ending	70,686	5,506	76,192	-	76,192

Deferred exploration costs
Business plan	3,000	-	3,000	-	3,000
Consulting – Note 6	139,778	13,155	152,933	1,324	154,257
Drilling	41,199	-	41,199	-	41,199
Excavation	3,199	-	3,199	-	3,199
Geology	18,481	-	18,481	-	18,481
Geophysics	2,350	-	2,350	-	2,350
Insurance	1,000	1,000	2,000	-	2,000
Leasing costs	19,650	5,100	24,750	-	24,750
Project supervision and engineering	89,841	-	89,841	-	89,841
Travel	21,898	1,386	23,284	-	23,284
Other	10,782	7,958	18,740	1,125	19,865

Balance, ending	351,178	28,599	379,777	2,449	382,226

Equipment costs	37,717	-	37,717	-	37,717

Permit deposits	15,000	-	15,000	-	15,000

	$ 474,581	$ 34,105	$ 508,686	$ 2,449	$ 511,135

SEE ACCOMPANYING NOTES

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Interim Financial Statements

March 31, 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

March 31, 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim statements follow the same accounting policies and methods of their application as the Company’s audited December 31, 2007 annual financial statements.  It is suggested that these interim financial statements be read in conjunction with the Company’s December 31, 2007, annual financial statements.

Note 2

Mineral Property

By an option agreement dated September 24, 2003 and amended April 7, 2004 and an agreement dated October 14, 2005, the Company acquired a 100% interest in certain mineral rights in properties located in the Greenwood mining division of British Columbia.  The consideration was Phase 1 and 2 exploration expenditures of $240,000, property payments totaling $30,000 and equipment costs of $25,000.  The property is subject to a 10% net profits royalty (held by an officer of the Company) and royalty payments to the underlying vendor to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from any Phase 2 production.  In addition, minimum advance royalty payments of $4,000 per year, commencing July 21, 2003, were recorded as payables for July 31, 2004, 2005, 2006 and 2007.  The Company is also required to pay $90,000 on commencement of commercial production.

Note 3

Restricted Cash

Included in cash is $4,154 (December 31, 2007: $4,154) held in trust, by the Company’s lawyer, for possible future royalty payments related to the mineral property.

Note 4

Promissory Notes

By ten promissory notes dated July 12, 2006 and March 26, 2007 the Company borrowed $200,000 from various lenders, which include $140,000 from related parties.  The parties are related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum payable on the anniversary date and are secured by the assets of the Company and its subsidiary.  At March 31, 2008, accounts payable includes $48,636 (December 31, 2007: $31,184) in interest with respect to these notes of which $34,165 (December 31, 2007: 20,951) is due to the related parties.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Interim Financial Statements

March 31, 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 5

Share Capital

a)

Authorized:

Unlimited common shares without par value

100,000,000 preferred shares without par value

b)

Issued:

On August 16, 2006, the Company forward split its issued common shares on the basis of three new shares for one old share.  The number of shares issued and all other commitments to issue shares has been retroactively restated.

c)

Share Purchase Options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company’s stock on the date of the grant and, unless otherwise stated, vest on the grant date.  Summary status of the plan is as follows:

		Weighted
		Average
	Number	Value

Options outstanding, December 31, 2007	375,000	$0.075
Options exercised	-	-
Options forfeited	-	-

Options outstanding, March 31, 2008	375,000	$0.075

At March 31, 2008, there were 375,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.075 per share.  These share purchase options expire on April 7, 2009.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Interim Financial Statements

March 31, 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 6

Related Party Transactions – Notes 2 and 4

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company, an officer of the Company and a significant shareholder of the Company:

			February 8,
			2000 (Date of
	Three months ended		Inception) to
	March 31,		March 31,
	2008	2007	2008

Accounting	$ 6,150	$ 3,150	$ 104,874
Consulting	18,000	18,000	243,000
Interest	5,236	2,466	34,164
Office and miscellaneous	2,250	2,250	64,747
Rent	2,250	2,250	64,025
Travel and investor relation costs	-	-	1,575

Deferred exploration:
Consulting	2,449	-	121,536

	$ 36,335	$ 28,116	$ 633,921

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at March 31, 2008 is $322,482 (December 31, 2007: $301,676) due to a partnership controlled by two directors of the Company and due to a company controlled by a significant shareholder of the Company with respect to unpaid administration expenses.

Note 7

Subsequent Events

Subsequent to March 31, 2008, the Company negotiated a private placement totalling $2,954,900 where $2,365,000 shall be raised through the offering of 5,500,000 units at $0.43 per unit ("Unit"), $276,000 shall be raised through the offering of 600,000 Units at $0.46 per Unit and $313,900 shall be raised through the offering of 730,000 common shares in the capital of the Company at $0.43 per common share.  Each Unit consists of one common share in the capital of the Company and one share purchase warrant.  Each warrant is exercisable into one common share in the capital of the Company for two years from the date of issuance of the Units at $0.75 per share.  Finders' fees may be payable up to the maximum allowable amount under the rules of the TSX Venture Exchange in cash, shares or a combination of both.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Terry Amisano, President of Zena Capital Corp., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Zena Capital Corp. (the issuer) for the interim period ending March 31, 2008.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 30, 2008

     ”Terry Amisano”

Terry Amisano

President

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Roy Brown, Chief Financial Officer of Zena Capital Corp., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Zena Capital Corp. (the issuer) for the interim period ending March 31, 2008.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 30, 2008

    ”Roy Brown”

Roy Brown

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Zena Capital Corp.

(An Exploration Stage Company)

Quarterly Report

March 31, 2008 – Page 20

ZENA CAPITAL CORP.

QUARTERLY REPORT

for the three months ended March 31, 2008

MANAGEMENT DISCUSSION AND ANALYSIS

1.1

Date of Report:  May 30, 2008

1.2

Overall Performance

Nature of Business and Overall Performance

The Company formalized a letter of intent dated May 23, 2003 (amended August 12, 2003) with the execution on September 24, 2003 of an Option Agreement to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals (“Minerals”), including barite, located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the “Industrial Minerals Property”).  The Company and the optionor were arm’s-length parties.  The properties consist of 12 claims (12 units) encompassing 300 hectares.  In order to acquire a 100% interest in the Minerals located on the Industrial Minerals Property, the Company was required to spend up to $790,000 on a three-phase program of exploration, development and equipment purchases (the “Program”). The proposed Option served as the Company’s Qualifying Transaction pursuant to Policy 2.4 of the TSX Venture Exchange (“TSX”).  On April 2, 2004, the Company completed its Qualifying Transaction.  The Company incorporated a wholly owned subsidiary, Rock Creek Minerals Ltd., under the British Columbia Company Act to hold the property and conduct the Phase 2 and 3 Programs (detailed below).  By an agreement dated October 14, 2005, the optionor agreed to dispose of his entire remaining interest in the Industrial Mineral Property for $20,000 which the Company paid.  In addition, the Company has also agreed to grant Roy Brown, an officer of the Company, and the President of the Company’s wholly-owned subsidiary, Rock Creek Minerals Ltd. a 10% net profits interest in the Industrial Mineral Property.  This interest replaces Mr. Brown’s interest that had previously been acquired from the optionor.

Phase I of the Program was completed by the Company during the year ended December 31, 2003, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs.  The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent.  As a result of these expenditures, the Company earned a 30% interest.  The drilling and related exploration work (12 diamond drill holes for a total of 203.79 metres) that was completed on the property confirmed the presence of high grade barite including an estimated measured resource of 5,800 tons of direct shipping barite with a specific gravity of greater than 4.2 and an estimated inferred resource of 4,340 tons with specific gravity of 3.5.  The Company, based on a qualified engineering report recommending the expenditure of $200,000 and TSX approval to Phase 2 of the Program as its Qualifying Transaction, commenced Phase 2 during the year ended December 31, 2004.  Phase 2 of the Program included exploration, equipment purchase and completion of production and test marketing of a “bulk sample” of up to 10,000 tons of barite.  Permission to obtain a permit for the “bulk sample” has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals.  The qualified engineering report (43-101 compliant report) has categorized this resource.  The Company incurred approximately $200,000 on Phase 2, but was unable to commence the production and test marketing of a bulk sample due to the Company’s inability to obtain access to the Industrial Mineral Property (see below).

Zena Capital Corp.

(An Exploration Stage Company)

Quarterly Report

March 31, 2008 – Page 21

As per the October 14, 2005 agreement listed above, the Company now owns 100% of the mineral rights to the Minerals subject to a 10% net profits interest and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000, the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the “bulk sample”.  Minimum advance royalty payments of $4,000 per year are payable by July 31.  The Company must also pay $90,000 upon the commencement of commercial production.  Roy Brown, an officer of the Company (director and officer of Company’s subsidiary) holds the 10% net profits interest.

Barite, the primary industrial mineral on the Industrial Minerals Property, is a major component and the weighting agent used in drilling mud for the oil and gas industry’s exploration and developmental drilling programs.  The Company’s research indicates that drilling activity in British Columbia is increasing, therefore increasing the regional demand for Barite. Currently supply is almost exclusively sourced from the USA, as there is little existing production available in B.C.

During the year ended December 31, 2004, the Company conducted, as outlined in Phase 2 of it’s Option Agreement, a program of drilling, trenching and soil sampling program on the Rock Creek Lapin Barite Property. The 2004 program successfully outlined an additional barite zone on strike to the initial open pit zone. This new zone is on a slope and extraction of the barite will be more economical than at the open pit site.  The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision.  Approval to the permit was pending subject to completion of a baseline survey on which the mineral claims are located.  A baseline survey was completed in May 2005.  This survey indicated that insoluble barium sulfate (barite) comprised the large majority of the industrial mineral ore on the site and by its nature, would not create any free barium (if any was created, it would be well below the Canadian standard for safe drinking water).  Also the report indicated that radioactivity, uranium and thorium measurements on the site were well below the average for the area and fell within safe health standards by regulatory authorities.  The Company attempted to negotiate the terms of an Access agreement with the landowner.  After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard.  The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board (“MAB”) to settle the terms of access.  The Company submitted to the MAB on April 6, 2005.  On April 19, 2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the MAB process.  The Company attended the first meeting, along with the landowner and a member of the MAB on May 12, 2005 wherein a further meeting date in June and location was set to mediate the terms of access to the Property.  On August 3, 2005, the Company received the Order from the MAB (amended on August 11, 2005), wherein the Company was granted access, subject to the payment of $5,000 to the landowner (paid on August 26, 2005) and the deposit of $10,000 with the MAB as an advance and security, respectively, for other payments to the landowner (annual land rental fee of $1,700 per acre utilized for exploration (a minimum of three acres), annual amount of $3,000 and $1.00 per linear foot of marketable trees cut, pulled down or damaged) and agreement by the landowner.  The Company filed the Order with the Supreme Court of British Columbia.  The landowner, on which the claims are situated, did not agree with the Order, returned the $5,000, and, as a result of his disagreement, the application for access proceeded to an arbitration settlement hearing, held on November 25, 2005, in Kelowna, B.C.

Zena Capital Corp.

(An Exploration Stage Company)

Quarterly Report

March 31, 2008 – Page 22

The Company agreed with and has followed the MAB process.  By an Arbitration Order dated February 24, 2006, the matters related to access as outlined in the Mediation Order of August 11, 2005, and filed in the Supreme Court of British Columbia, were upheld.  The Arbitration Order provides the Company with the right to request costs associated with the Arbitration Order.  The Company commenced its exploration programs in July and August 2006 and obtained mining and forestry approvals to commence an approximate 50 tonne test sample.

Although the Company had obtained the Order as noted above, the landowner continued to deny access to the mineral claims and failed to comply with the Order.  The Company filed a statement of claim in the Supreme Court of British Columbia against the landowner for loss and damages and was granted an injunction and enforcement Order.  As a result of these Orders, in October 2006 the Company was able to access its mineral claims and carry out exploration of the industrial mineral - barite, including bulk sampling and reclamation of these claims.  The reclamation work, as required by the Order dated February 24, 2006 was completed and the Company extracted approximately 50 tonnes of barite ore as a test sample.  The Company completed the crushing of the test sample, and upon further testing, intends to deliver samples to the potential purchasers in order to obtain contracts for the purchase of this industrial mineral.  In that regard, the Company, during March 2007, entered into a confidentiality agreement with a company to negotiate with each other concerning the sale of mining assets, sale of materials from the mineral property and/or any other venture between the two parties.  This company has commenced its due diligence process in April, 2007.  The confidentiality agreement expired on June 30, 2007, however the Company is continuing its negotiations.

The landowner filed a statement of defence to the Company’s claim and filed a counterclaim against the Company.  The Company intends to respond to the statement of defence and views the counterclaim as frivolous and is confident that it will be successful in its defence and it is unlikely to suffer any loss.  Consequently, the Company has not disclosed this as a contingency in the financial statements.

The Company may also seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arises from the delay in obtaining access and work permits.

The Company entered into an agreement dated March 19, 2004 whereby the Company was to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. (“MI”) for a fixed price per tonne including delivery and quality control monitoring.  This agreement was for one year with an option for MI to renew for an additional three years.  Effective on March 19, 2005, the agreement expired as the contract was not renewed by MI.  The Company is currently attempting to negotiate a new contract.

During the year ended December 31, 2005, the Company completed a private placement of five $20,000 principal amount of convertible debentures for total proceeds of $100,000.  Each debenture bared interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid.  On November 30, 2006 the principal portion of the debentures were converted into 983,607 common shares at $0.1017 per share.  No warrants were issued.  These debentures were payable to directors of the Company, a spouse of a director of the Company and a significant shareholder of the Company.

Zena Capital Corp.

(An Exploration Stage Company)

Quarterly Report

March 31, 2008 – Page 23

By five promissory notes dated July 12, 2006, the Company borrowed $100,000 from various lenders, which include $60,000 from related parties.  The parties were related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.

By five promissory note dated March 27, 2007, the Company borrowed a further $100,000 from various lenders, which includes $80,000 from related parties. The parties are related by virtue of being companies with common directors, a director of the Company and a significant shareholder of the Company.   The notes are payable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.

The proceeds of these financings were applied to exploration on the Company’s Industrial Mineral Property and for general working capital.

Operations during the three months ended March 31, 2008 were primarily related to fund-raising and negotiations concerning the sale of mining assets, sale of materials from the mineral property and/or any other related ventures.

See Proposed transaction

1.3

Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

	Years ended December 31,
	2007	2006	2005

Total revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	(182,873)	(174,639)	(193,598)
Basic and diluted loss per share before discontinued operations and extraordinary items	(0.01)	(0.01)	(0.04)
Net loss	(182,873)	(174,639)	(193,598)
Basic and diluted loss per share	(0.01)	(0.01)	(0.04)
Total assets	535,943	496,335	401,248
Total long-term liabilities	-	-	-
Cash dividends per share	-	-	-

The Company’s activity has generally remained constant over the last three years, although the Company was more active on its mineral property during the year ended December 31, 2006.

Zena Capital Corp.

(An Exploration Stage Company)

Quarterly Report

March 31, 2008 – Page 24

During the year ended December 31, 2006, the Company incurred additional exploration costs with respect to costs related to obtaining its test sample.  During the year ended December 31, 2007, exploration costs were primarily related to maintenance of the property while the Company is negotiating for a third party involvement with the property via either the sale of mining assets, sale of materials from the minerals from the mineral property or any other related venture.  Administration expenses generally remained constant over the three years.

1.4

Results of Operations

The Company has not yet generated revenue to date and has reported net losses in the past three years.  Net loss during the three months ended March 31, 2008 over the comparative period of 2007 generally remained consistent, except for an increase in interest expense, which relates to the interest on the promissory notes as discussed in section 1.5.  Filing fees decreased also during the nine months ended September 30, 2007 due to less financing activity in this period.  The Company’s significant project is the Industrial Minerals Project, detailed in section 1.2.

1.5

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	Mar. 31,	Dec. 31,	Sep. 30,	June 30,	Mar. 31,	Dec. 31,	Sep. 30,	June 30,
	2008	2007	2007	2007	2007	2006	2006	2006

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Net income (loss) before discontinued operations and extraordinary items:
Total	$ (42,530)	$ (59,576)	$ (37,358)	$ (49,017)	$ (36,922)	$ (37,887)	$ (50,913)	$ (51,391)
Per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	(0.00)	$ (0.00)	$ (0.00)
Per share, fully diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

Net income (loss):
Total	$ (42,530)	$ (59,576)	$ (37,358)	$ (49,017)	$ (36,922)	$ (37,887)	(50,913)	$ (51,391)
Per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	(0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Per share, fully diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	(0.00)	$ (0.00)	$ (0.00)	$ (0.00)

The Company reported a net loss of $42,530 for the three months ended March 31, 2008.  Administrative expenses for the three months ended March 31, 2008 has increased by $4,325 compared to the three months ended March 31, 2007 primarily related to interest on an additional $100,000 received in new promissory notes since March 31, 2007.

The Company recorded a total of $2,449 in costs for the three months ended March 31, 2008 on the Industrial Mineral Property.  These costs were primarily incurred for due diligence work in respect to a confidentiality agreement.  Details of these costs are disclosed in Schedule 1 of the financial statements.

Zena Capital Corp.

(An Exploration Stage Company)

Quarterly Report

March 31, 2008 – Page 25

1.6

Liquidity

The Company has total assets of $530,096.  The Primary assets of the Company are cash of $10,584 and a mineral property carried at $511,135.  The Company currently has $200,000 in promissory notes due and has a total working capital deficiency of $607,795.  Approximately $356,647 of the accounts payable and the $200,000 in promissory notes are all due to either related parties or close business associates which are not likely to make demands that would put the Company at any significant liquidity risk.  Although the Company has limited cash funds, based on liabilities other than those due to related parties or close business associates, the Company has adequate working capital for operations through to April 30, 2008.  Following April 30, 2008, the Company will need to obtain financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  See proposed transaction.

1.7

Capital Resources

The only capital resource of the Company is the mineral property, carried at $511,135.  The Company’s intention is to commit further funds for further expenditures on this property, as detailed in section 1.2.

1.8

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9

Transactions with Related Parties

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company and companies controlled by directors of the Company (Kevin Hanson and Terry Amisano) and an officer of the Company (Roy Brown) and a significant shareholder of the Company and a Company controlled by that shareholder (Greg Burnett):

Zena Capital Corp.

(An Exploration Stage Company)

Quarterly Report

March 31, 2008 – Page 26

1.9

Transactions with Related Parties – (cont’d)

			February 8,
			2000 (Date of
	Three months ended		Inception) to
	March 31,		March 31,
	2008	2007	2008

Accounting	$ 6,150	$ 3,150	$ 104,874
Consulting	18,000	18,000	243,000
Interest	5,236	2,466	34,164
Office and miscellaneous	2,250	2,250	64,747
Rent	2,250	2,250	64,025
Travel and investor relation costs	-	-	1,575

Deferred exploration:
Consulting	2,449	-	121,536

	$ 36,335	$ 28,116	$ 633,921

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at March 31, 2008 is $115,033 due to a partnership controlled by two directors of the Company (Kevin Hanson and Terry Amisano) and $207,450 due to a company controlled by a significant shareholder of the Company (Greg Burnett).  These amounts relate to unpaid fees accumulated for over four years with respect to consulting fees, accounting services, rent and other office expenses.

Included in promissory notes is a total $80,000 owing to two private companies controlled by Terry Amisano and Kevin Hanson, as to $40,000 each, Greg Burnett, as to $40,000, a significant shareholder of the Company and Alan Crawford, as to $20,000.  Accounts payable includes $34,165 in interest with respect to these promissory notes and former outstanding convertible debentures.  The interest due to related parties on the convertible debenture portion is due to Greg Burnett, Terry Amisano, Brenda Hanson and Alan Crawford.

1.10

Fourth Quarter

N/A

Zena Capital Corp.

(An Exploration Stage Company)

Quarterly Report

March 31, 2008 – Page 27

1.11

Proposed Transactions

Subsequent to March 31, 2008, the Company negotiated a private placement of $2,954,900 where $2,365,000 shall be raised through the offering of 5,500,000 units at $0.43 per unit ("Unit") and $276,000 shall be raised through the offering of 600,000 units at $0.46 per unit and $313,900 shall be raised through the offering of 730,000 common shares in the capital of the Company at $0.43 per common shares. Each Unit consists of one common share in the capital of the Company and one share purchase warrant. Each warrant is exercisable into one common share in the capital of the Company for two years from the date of issuance of the units at $0.75 per share. Finders' fees may be payable up to the maximum allowable amount under the rules of the TSX Venture Exchange in cash, shares or a combination of both.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

1.12

Critical Accounting Estimates

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

1.13

Changes in Accounting Policies

N/A

1.14

Financial Instruments and Other Instruments

The carrying value of cash, due from related party, accounts payable and promissory notes approximate their fair values due to the short maturity of those instruments.  Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.15

Other MD&A Requirement

a)

Additional information relating to the Company is on SEDAR at www.sedar.com.

b)

Disclosure of Outstanding Share Data

i)

Authorized:

Unlimited common shares without par value

100,000,000 preferred shares without par value

Zena Capital Corp.

(An Exploration Stage Company)

Quarterly Report

March 31, 2008 – Page 28

1.15

Other MD&A Requirement – (cont’d)

b)

Disclosure of Outstanding Share Data – (cont’d)

ii)

Common Shares Issued:

	Number*	Amount

Balance, December 31, 2007 and March 31, 2008 and May 30, 2008	16,863,604	$ 740,784

* The number of shares issued has been retroactively restated for a three for one forward split on August 16, 2006.

iii)

Share Purchase Options

At March 31, 2008 and May 30, 2008, there were 375,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.075 per share.  These share purchase options expire on April 7, 2009.

c)

Subsequent to March 31, 2007, Alan Crawford resigned as director of the Company and Munir Ali was appointed as director of the Company.

ZENA CAPITAL CORP.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE is hereby given that the Annual and Special General Meeting (the "Meeting") of ZENA CAPITAL CORP. (the "Company") will be held on June 26, 2008 at Suite 1980-1055 West Hastings Street, Vancouver, B.C. at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the Report of the Directors.

2.

To receive and consider the audited financial statements of the Company for the period ending December 31, 2007 together with the auditor's report thereon.

3.

To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

4.

To elect directors to hold office until the next Annual General Meeting and to fix the number of directors at 4.

5.

To approve the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

6.

To authorize:

a.

any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;

b.

the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares;

c.

the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

7.

To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts, proceedings, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

8.

To transact such other business as may properly come before the meeting.

An Information Circular, report of the auditor and the audited financial statements of the Company for the year ended December 31, 2007, with related management discussion and analysis, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting. Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular. Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, this May 19, 2008.

BY ORDER OF THE BOARD OF DIRECTORS OF ZENA CAPITAL CORP.

Per     “Terry M. Amisano”

Terry M. Amisano, President, Chief Executive Officer and Director

ZENA CAPITAL CORP.

INFORMATION CIRCULAR

This information circular contains information as at May 19, 2008.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the Management of the Company for use at the Annual and Special General Meeting (the "Meeting") of the shareholders of ZENA CAPITAL CORP. (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

GENERAL PROXY INFORMATION

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held on a record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are directors, officers or other representatives of the Company. A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder on the shareholder's behalf at the Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy. Submitting a proxy by mail, by hand or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)

any amendment to or variation of any matter identified therein, and

(c)

any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote the Shares represented by the proxy at their own discretion for the approval of such matter.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, PACIFIC CORPORATE TRUST COMPANY, 2ND FLOOR - 510 BURRARD STREET, VANCOUVER, B.C., V6C 3B9, or to the Company prior to the commencement of the Meeting. Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Services ("Broadridge") in the United States and in Canada. Broadridge mails a voting instruction form in lieu of the form of proxy provided by the Company. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use it to vote Shares directly at the Meeting - the voting instruction form must be returned to Broadridge, as the case may be, well in advance of the Meeting in order to have the Shares voted. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to PACIFIC CORPORATE TRUST COMPANY, 2ND FLOOR - 510 BURRARD STREET, VANCOUVER, B.C., V6C 3B9 or at the address of the registered office of the Company at Suite 604-750 West Pender Street, Vancouver, British Columbia V6C 2T7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed May 19, 2008 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of May 19, 2008, the Company had outstanding 16,863,604 fully paid and non-assessable Shares without par value, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, only the following person beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
CDS*	11,518,002	68.3%

The above information was supplied to the Company by the shareholders and from the insider reports available at www.SEDI.ca.

FINANCIAL STATEMENTS

The comparative audited financial statements of the Company for the year ended December 31, 2007 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements, the report of the auditor, together with the management's discussion and analysis, were mailed to shareholders with the Notice of Meeting and the Information Circular.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to approve the resolutions described herein except special resolutions will be required to change the authorized share structure of the Company to an unlimited number of shares and to adopt new Articles for the Company. A special resolution is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the Meeting. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of Directors of the Company is currently determined at 3. The board proposes that the number of directors remain at 4. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at 4.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the British Columbia Business Corporations Act ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 19, 2008.

Name, Office Held, and Residence	Date First Appointed	Present Occupation and if not elected director Occupation for past 5 years	# of Shares Beneficially Owned, Directly or Indirectly, or Over which Control or Direction is Exercised at the Date of this Information Circular
TERRY M. AMISANO* Surrey, BC President, Chief Executive Officer and Director	February 8, 2000	Chartered Accountant, BDO Dunwoody Chartered Accountants, Jan. 2008 to present, Chartered Accountant, Amisano Hanson Chartered Accountants, 1991- Dec. 2007	196,721[1]
KEVIN R. HANSON* North Vancouver, BC Director	February 8, 2000	Chartered Accountant, BDO Dunwoody Chartered Accountants, Jan. 2008 to present, Chartered Accountant, Amisano Hanson Chartered Accountants, 1991- Dec. 2007	Nil
JASON HOWE Surrey, BC Director	Nominee

May 2004 – Present:

CFO for Capstone

Mining Corp.; April 20,

2007 to present:

Secretary  for East Asia

Minerals Corporation;

November 2000 – April

2004:  Tax Manager at

PricewaterhouseCoopers;

Corporate Secretary for

East Asia Minerals

Corporation; April 20,

2007 to present.

***
MUNIR ALI* Vancouver, BC Director	May 12, 2008	President Of Asia Commodity Inc. from February 2002 to present; President of Asia Asset Management Inc. from May 2003 to present; and Secretary of Meghna Investments Inc. from May 2003 to present.	***

1 These shares are owned by a company wholly owned by a director of the Company.

* Member of Audit Committee

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the board of directors (the "Board"), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day- to-day management of the Company.  The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted.  The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses and becomes more active in operations.  National Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices in Form 58-101F2, which disclosure is set out below.

1.

Board of Directors

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company.  The Board acts in accordance with:

(a)

the Business Corporations Act (British Columbia)

(b)

the Company's articles of incorporation and by-laws

(c)

the Company's code of business conduct

(d)

the charters of the Board and the Board committees; and

(e)

other applicable laws and Company policies

The Board approves all significant decisions that affect the Company before they are implemented. The Board supervises their implementation and reviews the results.

The Board is actively involved in the Company's strategic planning process.  The Board discusses and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan.  At least one Board meeting each year is devoted to discussing and considering the strategic plan, which takes into account the risks and opportunities of the business.    Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.

The Board periodically reviews the Company's business and implementation of appropriate systems to manage any associated risks, communications with investors and the financial  community and the integrity of the Company's internal control and management information  systems. The Board also monitors the Company's compliance with its timely disclosure obligations and reviews material disclosure documents prior to distribution. The Board periodically discusses the systems of internal control with the Company's external auditor.

The Board is responsible for choosing the President and appointing senior management and for monitoring their performance and developing descriptions of the positions for the Board, including the limits on management's responsibilities and the corporate objectives to be met by the management.

The Board approves all the Company's major communications, including annual and quarterly reports, financing documents and press releases.  The Company communicates with its stakeholders through a number of channels including its web site.  The Board approved the Company's communication policy that covers the accurate and timely communication of all important information.  It is reviewed annually.  This policy includes procedures for communicating with analysts by conference calls.

The Board, through its Audit Committee, examines the effectiveness of the Company's internal control processes and management information systems.  The Board consults with the internal auditor and management of the Company to ensure the integrity of these systems.  The internal auditor submits a report to the Audit Committee each year on the quality of the Company's internal control processes and management information systems.

The Board is responsible for determining whether or not each director is an independent director.   The President, Secretary and any other officer are not considered independent. None of the other directors work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receive any fees from the Company except as disclosed in this circular.

2.

Directorships

The following table sets forth the directors of the Company who currently hold directorships on other reporting issuers:

Name of Director

Name of Other Reporting Issuer

Munir Ali

Silverstone Resources Corp.

3.

Orientation and Continuing Education

The Board of Directors of the Company briefs all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

4.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction.  The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation.  If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction.  Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

5.

Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

6.

Compensation

The Board of Directors conducts reviews with regard to directors' compensation once a year.  To make its recommendation on directors' compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies and aligns the interests of Directors with the return to shareholders.

The Board of Directors decides the compensation of the Company's officers, based on industry standards and the Company's financial situation.

7.

Other Board Committees

The Board of Directors has no other committees than the Audit committee.

8.

Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

AUDIT COMMITTEE

The audit committee's mandate and charter can be described as follows:

1.

Each member of the Audit Committee shall be a member of the Board of Directors, in good standing, and the majority of the members of the audit committee shall be independent in order to serve on this committee.

2.

At least one of the members of the Audit Committee shall be financially literate.

3.

Review the Committee's charter annually, reassess the adequacy of this charter, and recommend any proposed changes to the Board of Directors. Consider changes that are necessary as a result of new laws or regulations.

4.

The Audit Committee shall meet at least four times per year, and each time the Company proposes to issue a press release with its quarterly or annual earnings information. These meetings may be combined with regularly scheduled meetings, or more frequently as circumstances may require. The Audit Committee may ask members of the Management or others to attend the meetings and provide pertinent information as necessary.

5.

Conduct executive sessions with the outside auditors, outside counsel, and anyone else as desired by the committee.

6.

The Audit Committee shall be authorized to hire outside counsel or other consultants as necessary (this may take place any time during the year).

7.

Approve any non-audit services provided by the independent auditors, including tax services. Review and evaluate the performance of the independent auditors and review with the full Board of Directors any proposed discharge of the independent auditors.

8.

Review with the Management the policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent auditor.

9.

Consider, with the Management, the rationale for employing accounting firms rather than the principal independent auditors.

10.

Inquire of the Management and the independent auditors about significant risks or exposures facing the Company; assess the steps the Management has taken or proposes to take to minimize such risks to the Company; and periodically review compliance with such steps.

11.

Review with the independent auditor, the audit scope and plan of the independent auditors. Address the coordination of the audit efforts to assure the completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

12.

Inquire regarding the "quality of earnings" of the Company from a subjective as well as an objective standpoint.

13.

Review with the independent accountants: (a) the adequacy of the Company's internal controls including computerized information systems controls and security; and (b) any related significant findings and recommendations of the independent auditors together with the Management's responses thereto.

14.

Review with the Management and the independent auditor the effect of any regulatory and accounting initiatives, as well as off-balance-sheet structures, if any.

15.

Review with the Management and the independent auditors, the annual financial report before it is filed with the regulatory authorities.

16.

Review with the independent auditor that performs an audit: (a) all critical accounting policies and practices used by the Company; and (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Management of the Company, the ramifications of each alternative and the treatment preferred by the Company.

17.

Review all material written communications between the independent auditors and the Management.

18.

Review with the Management and the independent auditors: (a) the Company's annual financial statements and related footnotes; (b) the independent auditors' audit of the financial statements and their report thereon; (c) the independent auditor's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting; (d) any significant changes required in the independent auditors' audit plan; and (e) any serious difficulties or disputes with the Management encountered during the audit.

19.

Periodically review the Company's code of conduct to ensure that it is adequate and up-to-date.

20.

Review the procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters that may be submitted by any party internal or external to the organization. Review any complaints that might have been received, current status, and resolution if one has been reached.

21.

Review procedures for the confidential, anonymous submission by employees of the organization of concerns regarding questionable accounting or auditing matters. Review any submissions that have been received, the current status, and resolution if one has been reached.

22.

The Audit Committee will perform such other functions as assigned by law, the Company's articles, or the Board of Directors.

Composition of the Audit Committee

The members of the audit committee are Terry Amisano, Kevin Hanson and Munir Ali, a majority of which are independent and at least one member of which is financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's Board of Directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Morgan & Company, Chartered Accounts to the Company to ensure auditor independence. Fees incurred with Morgan & Company, Chartered Accounts for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year ended December 31, 2007	Fees Paid to Auditor in the prior Fiscal Year
Audit Fees(1)	$10,500	$ 6,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
Total	$10,500	$ 6,000

(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

"All Other Fees" include all other non-audit services.

Exemption

The Company is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110.

APPOINTMENT OF AUDITOR

Morgan & Company, Chartered Accounts, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
Awards Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation1 ($)	Securities Under Options Granted/ SARS (#)	Shares or Units subject to resale restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)1
Terry M. Amisano	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Roy Brown CFO and Secretary	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	$921 $45,465 $44,246	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1  $12,000 per annum for consulting services was charged by a partnership, a member of which was a director of the Company

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.

OPTION/SAR GRANTS DURING THE

MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARS Granted (# common shares)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Terry M. Amisano	Nil	Nil	Nil	Nil	Nil

AGGREGATE OPTION/SAR EXERCISES DURING

THE MOST RECENTLY COMPLETED FINANCIAL

YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at FY- End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
Terry M. Amisano	Nil	Nil	Nil	Nil

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	375,500	0.28	1,310,860
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	375,500		1,310,860

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers other than disclosed herein or in the financial statements attached hereto.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $150,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2007, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Stock Option Plan and Incentive Stock Options

The Management has recommended that the Company renew by adoption the Stock Option Plan containing among other things, provisions consistent with the current policies of the TSX Venture Exchange. At the Meeting, shareholders will be asked to approve the Stock Option Plan. The Stock Option Plan is also subject to Exchange approval.

Under the Stock Option Plan, the Board of Directors may grant up to 10% of the issued number of shares outstanding as at the date of the stock option grant. On this basis, the Stock Option Plan shall be operated as a "Rolling Plan". Provided that disinterested shareholder approval has been obtained, it shall be permissible under the Rolling Plan to grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares (the "Additional Options").

In the Rolling Plan provided that disinterested shareholder approval has been obtained, it shall be permissible for the Company to issue a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

Under the Rolling Plan:

a.

the maximum term of any option will be five years from the date of grant or such lesser period as determined by the Board of Directors; and

b.

any amendment to the Stock Option Plan will also be subject to the approval of the Exchange.

The Exchange's policies require that where the Company decreases the exercise price of options previously granted to the Company's Insiders, the Company's disinterested shareholders must approve such amendments. The Insiders to whom common shares may be issued under the Stock Option Plan and their associates must abstain from voting on the Stock Option Plan.

A copy of the Stock Option Plan will be available for inspection at the Meeting. The directors believe that the Stock Option Plan is in the Company's best interests and recommend that the shareholders approve the Stock Option Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's audited comparative financial statements for the year ended December 31, 2007 and the prior fiscal year and related management discussion and analysis. Copies of the Company's most current interim financial statements and related management discussion and analysis, and additional copies of this proxy circular, may be obtained from Sedar at www.Sedar.com and upon request from the Company's Secretary at the address of the Company.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

DATED this May 19, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

"Terry M. Amisano"

Terry M. Amisano

President, Chief Executive Officer and Director

ZENA CAPITAL CORP.

PROXY

FOR THE ANNUAL AND SPECIAL GENERAL MEETING
TO BE HELD JUNE 26, 2008.

The undersigned shareholder ("Registered Shareholder") of ZENA CAPITAL CORP. (the "Company") hereby appoints Kevin R. Hanson, a director of the Company, or failing him Munir Ali, a director of the Company, or instead of the foregoing _______________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The **Registered Shareholder** hereby directs the proxyholder to vote the securities of the Company registered in the name of the **Registered Shareholder** as specified herein.

1. Appointment of Morgan & Company, Chartered Accounts, as auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor.

   VOTE FOR __ VOTE WITHHELD __

2. Fixing the number of directors at 4.

   VOTE FOR __ AGAINST __

3. Election of the following persons to the Board of Directors of the Company.

Terry M. Amisano	VOTE FOR __	WITHHOLD__
Kevin R. Hanson	VOTE FOR __	WITHHOLD__
Jason Howe	VOTE FOR __	WITHHOLD__
Munir Ali	VOTE FOR __	WITHHOLD__

   VOTE FOR __ AGAINST __

5. Authorize:

INSTRUCTIONS FOR COMPLETION OF PROXY

NOTES

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy; OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of the Transfer Agent of the Company, PACIFIC CORPORATE TRUST COMPANY, 2ND FLOOR - 510 BURRARD STREET, VANCOUVER, B.C., V6C 3B9, by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Zena Capital Corp. -- SEC File No. 000-50829

(Registrant)

Date: June 19, 2008           By /s/ Terry Amisano

                                     Terry Amisano, President/Director